Exhibit 99.3

INVESTOR SUPPORT AGREEMENT

This INVESTOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into on August 29, 2024, by and among (i) Cactus Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“CCTS”), (ii) Tembo Group B.V, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Holdco”), (iii) Tembo e-LV B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (the “Company”), (iv) VivoPower International plc, a public limited company organized under the laws of England and Wales (“Parent”), (v) Cactus Healthcare L.P. (“Cactus Healthcare”) and (vi) ARWM Inc PTE. LTD. (“ARWM”) (each of (v) and (vi), an “Investor”, collectively, the “Investors” and, together with CCTS, Holdco, Parent and the Company, the “Parties”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, on August 29, 2024, (i) CCTS, (ii) Holdco, (iii) the Company, (iv) Tembo EUV Investment Corporation Ltd, a newly formed Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of Holdco (“Merger Sub”), and (v) Parent entered into that certain Business Combination Agreement (as may be amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, among other matters, (i) the Company Supporting Persons will contribute and transfer each Company Share held by it to Holdco in exchange for certain Holdco Shares (the “Share Exchange”) and (ii) immediately following the Share Exchange, Merger Sub will merge with and into CCTS, with CCTS being the surviving company in the merger (the “Merger”) and each outstanding security of CCTS immediately prior to the effective time of the Merger will convert into the right to receive a substantially equivalent security of Holdco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

WHEREAS, as of the date hereof, the Investors own the number and class of ordinary shares of CCTS (the “CCTS Shares”)) and private placement warrants, exercisable for Class A ordinary shares of CCTS (the “CCTS Warrants”, and together with the CCTS Shares, the “Securities”) set forth opposite their names on Annex A hereto (all such CCTS Shares, any CCTS Shares of which ownership of record or the power to vote is hereafter acquired by the Investors prior to the termination of this Agreement and any all other shares of CCTS issued or issuable to the Investors or acquired thereby after the date hereof, being referred to herein as the “Shares”); and

WHEREAS, in order to induce the Company, CCTS, Parent and Holdco to consummate the transactions set forth in the Business Combination Agreement, the Investors are executing and delivering this Agreement to the Company, CCTS, Parent and Holdco.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Agreement to Vote. The Investors, with respect to the Shares, hereby agree (and agree to execute such documents or certificates evidencing such agreement as CCTS and/or the Company may reasonably request in connection therewith) to vote at the CCTS Shareholders’ Meeting and any other meeting of the shareholders of CCTS, and in any action by written consent of the shareholders of CCTS, related to any matters contemplated by the Business Combination Agreement and the Ancillary Documents and any Charter Extension Amendment, all of the Shares in favor of the Transaction Proposals and any other proposals that are submitted to, and require the vote of, CCTS Shareholders in the Registration Statement / Proxy Statement, including in favor of any Charter Extension Amendment.

2. Transfer and Forfeiture Provisions.

(a) No Transfer of Shares. Each Investor agrees not to Transfer any of its Shares (or the Holdco Shares received by such Investor in exchange for its Shares pursuant to the Business Combination) until the earlier of (A) six months after the completion of the Business Combination or (B) the date on which Holdco consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Holdco’s shareholders having the right to exchange their Holdco Shares for cash, securities or other property (the “Share Lock-up Period”), provided, however, that each Investor may Transfer during the Share Lock-up Period up to 50% of the Shares (or Holdco Shares) held by such Investor, if following the completion of the Business Combination, the last reported sale price of the Holdco Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period.

(b) No Transfer of CCTS Warrants. Each Investor agrees not to Transfer any CCTS Warrants (or the Holdco Warrants to be held by such Investor pursuant to the terms of such warrants in connection with the Business Combination) or any shares issued or issuable upon the exercise of such warrants, until thirty (30) days after the completion of the Business Combination.

(c) For purposes of this Section 2, “Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

3. Representations and Warranties. Each Investor represents and warrants for and on behalf of itself to CCTS, Holdco, Parent and the Company as follows:

(a) The execution, delivery and performance by such Investor of this Agreement and the consummation by such Investor of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law or Order applicable to such Investor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any Lien on any Securities (other than pursuant to this Agreement, or transfer restrictions under applicable securities laws or such Investor’s Governing Documents) or (iv) conflict with or result in a breach of or constitute a default under any provision of such Investor’s Governing Documents.

(b)

(i) Cactus Healthcare owns of record and has good, valid and marketable title to the Securities set forth opposite its name on Annex A hereto, free and clear of any Lien (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws or the such Investor’s Governing Documents) and has the sole power (as currently in effect) to vote and has the full right, power and authority to sell, transfer and deliver such Securities, and such Investor does not own, directly or indirectly, any Securities other than as set forth on Annex A hereto, or any other options, warrants or other rights to acquire any additional CCTS Shares, or any security exercisable for or convertible into CCTS Shares.

(ii) ARWM has entered into agreements to purchase the Securities set forth opposite its name on Annex A hereto and has consummated such purchase, subject only to the purchase being reflected on CCTS’s transfer agent’s books and records (the “Recording”). Such Securities are free and clear of any Lien (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws or the such Investor’s Governing Documents) and subject to the Recording, ARWM has the sole power (as currently in effect) to vote and has the full right, power and authority to sell, transfer and deliver such Securities, and ARWM does not own, directly or indirectly, any Securities other than as set forth on Annex A hereto, or any other options, warrants or other rights to acquire any additional CCTS Shares, or any security exercisable for or convertible into CCTS Shares.

(c) Such Investor has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by such Investor.

(d) There are no Proceedings pending or threatened against such Investor, or its officers, directors, employees, members, shareholders, interest holders, or other affiliates that could impair its ability to perform its obligations hereunder or consummate the transactions contemplate by this Agreement.

5. Other Covenants and Agreements.

(a) Each Investor agrees to and shall be bound by and subject to Section 6.3(a) (related to confidential information) and Section 9.17 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement as if such Investor were a direct party thereto.

(b) Each Investor hereby waives and agrees not to assert or perfect any rights of appraisal or rights to dissent from the Business Combination or Merger that such Investor may have by virtue of ownership of any CCTS Shares or the CCTS Warrants and agrees not to commence or participate in any claim, derivative or otherwise, against any party to the Business Combination Agreement related to the negotiation, execution or delivery of this Agreement, the Business Combination Agreement or the transactions contemplated thereby or the Merger.

6. Termination. This Agreement and the obligations of the Investors under this Agreement shall automatically terminate upon the earliest of: (a) the Closing; (b) the termination of the Business Combination Agreement in accordance with its terms; or (c) the mutual written agreement of the Company, Holdco, Parent and CCTS; provided, that Cactus Healthcare in its sole discretion may terminate this Agreement solely with respect to its rights and obligations, following any material modification or amendment to, or the waiver of any provision of, the Business Combination Agreement, as in effect on the date hereof, that (A) increases the aggregate amount or form of consideration payable by CCTS in a manner that is materially adverse to Cactus Healthcare, or (B) modifies the conditions of the obligations of the parties to the Business Combination Agreement to consummate the Business Combination in a manner that adversely affects in any material respect to Cactus Healthcare. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement occurring prior to its termination.

7. Miscellaneous.

(a) Costs and Expenses. Except as otherwise provided herein or in the Business Combination Agreement or any Ancillary Document, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to CCTS, to:	Cactus Acquisition Corp. 1 Limited 4B Cedar Brook Drive Cranbury, NJ 08512 United States Attn: Jeff LeBlanc Email: jeff.b.leblanc@gmail.com

with a copy (which shall not constitute notice) to	Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105, U.S.A.
	Attn:	Meredith Laitner, Esq.
David H. Landau, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
	E-mail:	mlaitner@egsllp.com
dlandau@egsllp.com

(b) If to the Company or Holdco:	c/o Tembo e-LV B.V. Marinus van Meelweg 20 5657 EN, Eindhoven The Netherlands Attn: Kevin Chin Email: ktfc@vivopower.com

with a copy (which shall not constitute notice) to	NautaDutilh N.V. Beethovenstraat 400 1082 PR Amsterdam, The Netherlands Attn: Nina Kielman, Paul van der Bijl E-mail: nina.kielman@nautadutilh.com paul.vanderbijl@nautadutilh.com

and	White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Attn: Elliott M. Smith Email: elliott.smith@whitecase.com

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement, the Business Combination Agreement and the Ancillary Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) without the prior written consent of the Parties, and any attempt to do so without such consent shall be void ab initio. This Agreement may not be amended or modified in any respect, except by a written agreement executed by all of the Parties hereto.

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Reserved.

(g) The Parties hereto expressly incorporate by reference Section 9.5 (Governing Law; Submission to Jurisdiction) of the Business Combination Agreement, Section 9.15 of the Business Combination Agreement (Waiver of Jury Trial) and Section 9.16 (Specific Performance) of the Business Combination Agreement to apply to this Agreement mutatis mutandis, with references to the Business Combination Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the Parties hereto.

(h) This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) Without further consideration, each Party shall use commercially reasonable efforts to execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be required or advisable to consummate the transactions contemplated by this Agreement.

(j) This Agreement shall not be effective or binding until such time as the Business Combination Agreement is executed by each of the parties thereto.

(k) If, and as often as, there are any changes in CCTS Shares or Holdco Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required and are agreed upon by the parties so that the rights, privileges, duties and obligations hereunder shall continue with respect to CCTS, Holdco, the Company, the Investors, the CCTS Shares and the CCTS Warrants as so changed.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

CCTS:

CACTUS ACQUISITION CORP. 1 LIMITED

By:	/s/ Gary Challinor
Name:	Gary Challinor
Title:	Chief Executive Officer

Company:

TEMBO E-LV B.V.

By:	/s/ Peter Jeavons
Name:	Peter Jeavons
Title:	Director

Parent

VIVOPOWER INTERNATIONAL PLC

By:	/s/ William Langdon
Name:	William Langdon
Title:	Director

Holdco:

TEMBO GROUP B.V.

By:	/s/ Peter Jeavons
Name:	Peter Jeavons
Title:	Director

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Investor:

ARWM INC PTE. LTD.

By:	/s/ Graham Chee
Name:	Graham Chee
Title:	Managing Director

Investor:

CACTUS HEALTHCARE MANAGEMENT LP

By: Cactus Healthcare Management LLC, its sole General Partner

By:	/s/ Steve Wills
Name:	Steve Wills
Title:	Secretary of Managing Member